August 7, 2007

John P. Nolan
Securities and Exchange Commission
Division of Corporate Finance-Chief Accountants Office
100 F Street NE Mailstop 4561
Washington, D.C. 20549

Dear Mr. Nolan:

We agree with the comments related to your review of our Form 10-K/A and related response letter for Oak Hill Financial, Inc.(“the Company”) for the fiscal year ended December 31, 2006 as filed on July 31, 2007 and more specifically, Item 9A.  Our filing will be amended to include clarity and additional disclosure related to the principal executive and financial officer’s conclusions regarding the effectiveness of the Company’s disclosure and controls procedures.

If you have any questions please do not hesitate to contact me at 740-286-3283.

Sincerely,

/s/ Dale B. Shafer

Dale B. Shafer
CFO-Oak Hill Financial, Inc.